FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 2011

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated December 1, 2011 – Voting Rights and Capital
2.	Press release dated December 14, 2011 – GLOBALFOUNDRIES and ARM Deliver Optimized SoC Solution based on ARM Cortex-A Series Processors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2011

ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1
ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following: ARM Holdings plc's capital as at 30th November consists of 1,351,189,379 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,351,189,379.

The above figure 1,351,189,379 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

GLOBALFOUNDRIES and ARM Deliver Optimized SoC Solution based on ARM Cortex-A Series Processors

Companies achieve milestones for SoC based on ARM Cortex-A9 processor: 28nm SoC operating at 2.5GHz and tape out of 20nm qualification vehicle

Milpitas, California and Cambridge, U.K. – December 14, 2011 – GLOBALFOUNDRIES and ARM today revealed the latest advances in their longstanding collaboration to deliver optimized system-on-chip (SoC) solutions for ARM® Cortex™-A series processor designs using ARM Artisan® advanced physical IP and GLOBALFOUNDRIES’ leading-edge process technologies. The companies announced the industry’s first test chip based on a dual-core Cortex-A9 processor operating at frequencies of more than 2.5GHz. In addition, a 20nm tape out using GLOBALFOUNDRIES’ Technology Qualification Vehicle (TQV) was also announced for SoCs based on Cortex-A9 processors.

The two companies worked closely together to develop a TQV strategy that allows GLOBALFOUNDRIES to optimize its advanced process technology for customer designs based on Cortex-A series processors. The solution is more than a standard test chip. Each TQV is designed to emulate a full specification SoC and aims to improve performance, lower power consumption and facilitate a faster path to market for foundry customers.

“Today’s announcement is a clear demonstration that the TQV strategy developed with ARM is paying dividends in our 32/28nm HKMG technology by delivering impressive performance and energy-efficiency,” said Mojy Chian, senior vice president of design enablement, GLOBALFOUNDRIES. “We continue to work closely with ARM to leverage our TQV strategy as an integral part of 20nm process technology development. This enables our customers to rapidly ramp up their next-generation designs based on ARM Cortex-A series processors to high-volume production.”

“These milestones are proof that the strategic collaboration involving Cortex-A series processors implemented using Artisan advanced physical IP and GLOBALFOUNDRIES 28nm process technology is able to deliver leading high-performance, energy-efficient solutions,” said Simon Segars, executive vice president and general manager, physical IP division, ARM.  “Furthermore, it serves as a foundation for next-generation mobile and high-end consumer devices using 20nm process technology.”

The 2.5GHz performance results are based on multiple wafers running in GLOBALFOUNDRIES Fab 1 in Dresden, Germany, on the company’s 28nm high performance technology. An additional performance increase is expected on GLOBALFOUNDRIES’ 28nm High Performance Plus (HPP) platform, which is the solution of choice for wired networking applications, with extremely low active power and an operating point of 0.85V.

The 20nm TQV is based on GLOBALFOUNDRIES’ next-generation 20nm platform, which is designed to improve performance by up to 35% and nearly halve power consumption when compared to 28nm technologies. The goal of the 20nm TQV is the same as the 28nm TQV: to develop process technology that is optimized for Cortex-A series processors. The early collaboration between GLOBALFOUNDRIES and ARM will help chip designers address the increasing design and manufacturing complexities of 20nm technology, while reducing time to volume production.

GLOBALFOUNDRIES’ SoC design platforms are all based on the company’s production-proven 32/28nm HKMG technology and are fully enabled with ARM standard cell libraries, memory compilers and IP from a variety of third party providers.

About GLOBALFOUNDRIES
GLOBALFOUNDRIES is the world’s first full-service semiconductor foundry with a truly global manufacturing and technology footprint. Launched in March 2009 through a partnership between AMD [NYSE: AMD] and the Advanced Technology Investment Company (ATIC), GLOBALFOUNDRIES provides a unique combination of advanced technology, manufacturing excellence and global operations. With the integration of Chartered Semiconductor in January 2010, GLOBALFOUNDRIES significantly expanded its capacity and ability to provide best-in-class foundry services from mainstream to the leading edge. GLOBALFOUNDRIES is headquartered in Silicon Valley with manufacturing operations in Singapore, Germany, and a new leading-edge fab under construction in Saratoga County, New York. These sites are supported by a global network of R&D, design enablement, and customer support in Singapore, China, Taiwan, Japan, the United States, Germany, and the United Kingdom.

For more information on GLOBALFOUNDRIES, visit http://www.globalfoundries.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

•	ARM website:http://www.arm.com/
•	ARM Connected Community:http://www.arm.com/community/
•	ARM Blogs:http://blogs.arm.com/
•	ARMFlix on YouTube:http://www.youtube.com/user/ARMflix
•	ARM on Twitter:
•	http://twitter.com/ARMMobile
•	http://twitter.com/ARMCommunity
•	http://twitter.com/ARMEmbedded
•	http://twitter.com/ARMLowPwr
•	http://twitter.com/KeilTools
•	http://twitter.com/ARMMultimedia

Contacts
Andy Phillips
ARM
+44 1223 400930
andy.phillips@arm.com

Jason Gorss
GLOBALFOUNDRIES
(518) 305-9022
jason.gorss@globalfoundries.com

ARM and Artisan are registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS and ARM Sweden AB.

CAUTIONARY STATEMENT
This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include, without limitation, statements regarding the company's current expectations, assumptions, assessments, anticipations, objectives, plans, hopes, beliefs, intentions or strategies regarding the future. These forward-looking statements therefore are subject to risks and uncertainties which could cause actual results to differ materially. Some factors which contribute to these risks and uncertainties include the economic conditions both in the United States and around the world; the difficulties in developing new customers; the demand and supply outlook in the overall semiconductor / foundry industry; the sourcing strategy of potential customer base; competitor actions; the success of company technology alliances; construction progress on additional manufacturing facilities as well as associated governmental processes; the availability of components and equipment; labor and employment issues at manufacturing facilities; the progression of advances in technology and processes; and unforeseen events. The company has no duty to update any forward-looking statements in this release based on new information or events.